

Mail Stop 7010

September 19, 2008

Mr. Joseph D. Hill
VP and CFO
Metabolix, Inc.
21 Erie Street
Cambridge, MA 02139

>   **RE: Form 10-K for the fiscal year ended December 31, 2007**
>   **Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008**
>   **File No. 1-33133**

Dear Mr. Hill:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding our review of the financial statements and related matters.

                                            Sincerely,

                                            Rufus Decker
                                            Accounting Branch Chief